EXHIBIT 99.3
                                                                  ------------




                              WPP GROUP plc ("WPP")


WPP announces that on 4th March 2003 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 388.75p per share.